SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

THE ROBERT MONDAVI CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

609200100

(CUSIP Number)

Martin W. Korman, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	609200100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R. Michael Mondavi

2.	Check the Appropriate Box if a Member of a Group

	(a	)	☒
	(b	)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With			7.	Sole Voting Power 855,309[1]
			8.	Shared Voting Power 5,172,745[2]
			9.	Sole Dispositive Power 855,309[1]
			10.	Shared Dispositive Power 5,172,745[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,172,745[1,2]

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 33.4%[3]

14.	Type of Reporting Person IN

1 Includes (a) 82,300 shares of Class A Common Stock, (b) 450,742 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 450,742 shares of Class B Common Stock and (c) 322,267 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of September 10, 2004. Excludes (i) 60,000 shares of Class B Common Stock held by irrevocable trusts for the benefit of Michael Mondavi's children, and (ii) 364,742 shares of Class B Common Stock held by irrevocable trusts controlled by Michael Mondavi's wife, Isabel Mondavi, and Michael Mondavi disclaims beneficial ownership of all such shares.

2 Includes 3,638,657 shares of Class A Common Stock of the other Reporting Persons who are part of the group that filed the original Schedule 13D filed on August 30, 2004 (File No. 005-42775) which this Schedule 13 D/A amends, and 678,045 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 678,045 shares of Class B Common Stock held in a trust of which the holder and his wife are co-trustees.

3 Assumes issuance of 322,267 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Mondavi within 60 days of September 10, 2004.

This Amendment No. 2 on Schedule 13D/A (the “Amendment”) is being filed on behalf of R. Michael Mondavi to amend certain portions of the Schedule 13D filed on August 30, 2004 (File No. 005-42775) on behalf of Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger (together, the “Reporting Persons”), as amended by R. Michael Mondavi on September 17, 2004, with respect to the (a) shares of Class A Common Stock of Issuer (the “Class A Stock” or the “Shares”); (b) shares of Class B Common Stock of Issuer (the “Class B Stock”), which are not publicly traded but which are convertible at any time, at the option of the holder, into shares of Class A Stock; (c) options to purchase shares of Class A Stock (the “Options”) and (d) restricted stock units, which may be converted into shares of Class A Stock held by the Reporting Persons (the “Original Filing”). The Reporting Persons jointly filed the Original Filing because they are deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), solely by reason of having executed the voting agreement described therein and attached thereto as an exhibit. This Amendment is being filed on behalf of R. Michael Mondavi to update portions of the Original Filing with respect to R. Michael Mondavi only, as noted in more detail below. All information in this Amendment concerning any Reporting Person is being supplied solely by such Reporting Person, and only such Reporting Person shall be deemed responsible for the accuracy of such information. Statements made herein concerning the Reporting Persons are made severally by the Reporting Persons and not jointly, and no Reporting Person shall be responsible for the accuracy of information contained herein which has been supplied by or relates to another Reporting Person.

Item 2. Identity and Background.

The second paragraph of Item 2(a) is hereby restated to read as follows:

R. Michael Mondavi

P.O. Box 423

Oakville, CA 94562

The second sentence of Item 2(c) is hereby amended to read:

“R. Michael Mondavi is a wine entrepreneur.”

Item 4. Purpose of Transaction.

The last sentence of the second paragraph of Item 4 is hereby amended to delete the reference to R. Michael Mondavi contained therein. In addition, Item 4 is hereby amended to add the following:

“On October 4, 2004, R. Michael Mondavi resigned from his position as a member of the Board of Directors of the Issuer. The letter of resignation is attached hereto as Exhibit 8.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

“Exhibit 8: Letter of resignation from R. Michael Mondavi to the Chairman of the Board of Directors of the Issuer dated October 4, 2004.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2004 Date /s/ R. Michael Mondavi Signature R. Michael Mondavi (Name/Title)